 Exhibit 99.2

CYBERARK SOFTWARE LTD. C/O PROXY SERVICES P.O. BOX 9142 FARMINGDALE, NY 11735
VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 a.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 a.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
D87164-P76795	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
CYBERARK SOFTWARE LTD.

1.	(1)
To re-elect each of Matthew Cohen and François Auque, each for a term of approximately three years as a Class I director of CyberArk Software Ltd. (the “Company”), until the Company’s annual general meeting of shareholders to be held in 2027 and until their respective successor is duly elected and qualified; and

	(2)	To elect Mary Yang for a term of approximately three years as a Class I director of the Company, until the Company’s annual general meeting of shareholders to be held in 2027 and until her successor is duly elected and qualified;	For	Against	Abstain				For	Against	Abstain

		1(1)a. Matthew Cohen	☐	☐	☐	3.	To approve amendments to the form of indemnification agreement for certain office holders of the Company;		☐	☐	☐
		1(1)b. François Auque	☐	☐	☐
		1(2). Mary Yang	☐	☐	☐

2.		To approve, in accordance with the requirements of the Israeli Companies Law, 5759-1999, a grant of performance share units and restricted share units for 2024 to the Company’s Executive Chairman of the Board, Ehud (Udi) Mokady;	☐	☐	☐	4.	To approve certain amendments to the articles of association of the Company; and		☐	☐	☐

						5.
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024, and until the Company’s 2025 annual general meeting of shareholders, and to authorize the Board to fix such accounting firm’s annual compensation.
									☐	☐	☐

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please add your title as such. When signing as joint tenants, all parties in the joint tenancy must sign. If a signer is a corporation, please sign in full corporate name by duly authorized officer.

	Signature [PLEASE SIGN WITHIN BOX]	Date					Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement, Annual Report and Form 20-F are available at www.proxyvote.com.

D87165-P76795

CYBERARK SOFTWARE LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 26, 2024
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Josh Siegel, Donna Rahav and Meital Koren, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of CyberArk Software Ltd. (the "Company") that the undersigned is/are entitled to vote at the close of business    on May 17, 2024, at the Annual General Meeting of Shareholders (the "Meeting"), to be held at the executive offices of the Company, 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel, on June 26, 2024 at 4:00 p.m. (Israel Time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Proxy Statement (the "Proxy Statement") relating to the Meeting.

The undersigned acknowledges receipt of the Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given with respect to any of the proposals for the Meeting, this Proxy will be voted "FOR" with respect to each of the Proposals, and in such manner as the holder of the Proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

Any and all proxies heretofore given by the undersigned are hereby revoked.

Continued and to be signed on reverse side